UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of February 2022

Commission file number 001-34919

SUMITOMO MITSUI FINANCIAL GROUP, INC.

(Translation of registrant’s name into English)

1-2, Marunouchi 1-chome, Chiyoda-ku, Tokyo 100-0005, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒    or    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):    ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):    ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

*	If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE INTO THE PROSPECTUS FORMING A PART OF SUMITOMO MITSUI FINANCIAL GROUP, INC.’S REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333-261754) AND TO BE A PART OF SUCH PROSPECTUS FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

TABLE OF DOCUMENT(S) SUBMITTED

1.	Unaudited quarterly consolidated Japanese GAAP financial statements as of and for the nine months ended December 31, 2021

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Sumitomo Mitsui Financial Group, Inc.

By:	/s/ Toru Nakashima
	Name:	Toru Nakashima
	Title:	Senior Managing Executive Officer Group Chief Financial Officer

Date: February 18, 2022

UNAUDITED QUARTERLY CONSOLIDATED JAPANESE GAAP FINANCIAL STATEMENTS

AS OF AND FOR THE NINE MONTHS ENDED DECEMBER 31, 2021

On February 14, 2022, we published our unaudited quarterly consolidated financial statements as of and for the nine months ended December 31, 2021 prepared in accordance with accounting principles generally accepted in Japan, or Japanese GAAP, as part of our quarterly securities report (shihanki hokokusho) for the quarter ended December 31, 2021 filed by us with the relevant Japanese authorities. This document is an English translation of the unaudited quarterly consolidated financial statements and the notes thereto included in such quarterly securities report. Japanese GAAP differs in certain respects from International Financial Reporting Standards as issued by the International Accounting Standards Board, or IFRS, and generally accepted accounting principles in the United States. For a description of certain differences between IFRS and Japanese GAAP, see “Item 5.A Operating Results—Reconciliation with Japanese GAAP” in our most recent annual report on Form 20-F filed with the SEC.

UNAUDITED QUARTERLY

CONSOLIDATED FINANCIAL STATEMENTS (JAPANESE GAAP)

QUARTERLY CONSOLIDATED BALANCE SHEETS

	Millions of yen				Millions of U.S. dollars
	March 31, 2021		December 31, 2021		December 31, 2021
Assets:
Cash and due from banks		¥72,568,875		¥73,199,223	$636,460
Call loans and bills bought		2,553,463		4,732,709	41,150
Receivables under resale agreements		5,565,119		5,246,295	45,616
Receivables under securities borrowing transactions		5,827,448		5,132,038	44,623
Monetary claims bought		4,665,244		5,298,362	46,069
Trading assets		6,609,195		7,408,750	64,418
Money held in trust		309		310	3
Securities	*2	36,549,043	*2	36,450,576	316,934
Loans and bills discounted	*1	85,132,738	*1	88,014,485	765,277
Foreign exchanges		2,173,189		3,196,130	27,790
Lease receivables and investment assets		236,392		229,075	1,992
Other assets		8,590,785		8,608,481	74,850
Tangible fixed assets		1,458,991		1,483,064	12,895
Intangible fixed assets		738,759		934,002	8,121
Net defined benefit asset		565,534		591,511	5,143
Deferred tax assets		29,840		45,387	395
Customers’ liabilities for acceptances and guarantees		9,978,396		10,843,754	94,285
Reserve for possible loan losses		(659,017)		(765,998)	(6,660)

Total assets		¥242,584,308		¥250,648,163	$2,179,360

QUARTERLY CONSOLIDATED BALANCE SHEETS

	Millions of yen		Millions of U.S. dollars
	March 31, 2021	December 31, 2021	December 31, 2021
Liabilities and net assets:
Liabilities:
Deposits	¥142,026,156	¥146,414,241	$1,273,057
Negotiable certificates of deposit	12,570,617	12,724,386	110,637
Call money and bills sold	1,368,515	827,534	7,195
Payables under repurchase agreements	15,921,103	17,220,652	149,732
Payables under securities lending transactions	2,421,353	1,073,187	9,331
Commercial paper	1,686,404	2,350,773	20,440
Trading liabilities	5,357,649	4,999,602	43,471
Borrowed money	17,679,690	18,735,444	162,903
Foreign exchanges	1,113,037	1,362,928	11,851
Short-term bonds	585,000	374,000	3,252
Bonds	9,043,031	9,581,058	83,306
Due to trust account	2,321,223	2,333,682	20,291
Other liabilities	7,741,638	8,668,763	75,374
Reserve for employee bonuses	89,522	54,351	473
Reserve for executive bonuses	4,408	—	—
Net defined benefit liability	35,334	42,546	370
Reserve for executive retirement benefits	1,081	1,046	9
Reserve for point service program	24,655	24,565	214
Reserve for reimbursement of deposits	9,982	6,448	56
Reserve for losses on interest repayment	140,758	113,038	983
Reserves under the special laws	3,902	3,990	35
Deferred tax liabilities	532,193	541,157	4,705
Deferred tax liabilities for land revaluation	29,603	29,298	255
Acceptances and guarantees	9,978,396	10,843,754	94,285

Total liabilities	230,685,262	238,326,456	2,072,224

Net assets:
Capital stock	2,341,274	2,341,878	20,362
Capital surplus	693,205	693,709	6,032
Retained earnings	6,492,586	6,834,716	59,427
Treasury stock	(13,698)	(13,424)	(117)

Total stockholders’ equity	9,513,367	9,856,880	85,705

Net unrealized gains (losses) on other securities	2,094,605	2,050,217	17,826
Net deferred gains (losses) on hedges	14,723	(52,821)	(459)
Land revaluation excess	36,251	36,254	315
Foreign currency translation adjustments	40,390	230,666	2,006
Accumulated remeasurements of defined benefit plans	127,080	108,214	941

Total accumulated other comprehensive income	2,313,051	2,372,531	20,629

Stock acquisition rights	1,791	1,498	13
Non-controlling interests	70,836	90,796	789

Total net assets	11,899,046	12,321,706	107,136

Total liabilities and net assets	¥242,584,308	¥250,648,163	$2,179,360

QUARTERLY CONSOLIDATED STATEMENTS OF INCOME

	Millions of yen				Millions of U.S. dollars
Nine months ended December 31	2020		2021		2021
Ordinary income		¥2,894,820		¥2,995,751	$26,048
Interest income		1,369,224		1,357,126	11,800
Interest on loans and discounts		1,019,011		980,481	8,525
Interest and dividends on securities		196,888		243,704	2,119
Trust fees		3,385		4,011	35
Fees and commissions		947,126		1,038,336	9,028
Trading income		195,689		157,223	1,367
Other operating income		234,697		201,255	1,750
Other income	*1	144,698	*1	237,797	2,068
Ordinary expenses		2,299,939		2,128,378	18,506
Interest expenses		412,803		266,984	2,321
Interest on deposits		120,076		61,672	536
Fees and commissions payments		156,336		168,795	1,468
Trading losses		—		132	1
Other operating expenses		110,596		139,988	1,217
General and administrative expenses		1,279,352		1,330,490	11,568
Other expenses	*2	340,851	*2	221,986	1,930

Ordinary profit		594,881		867,373	7,542

Extraordinary gains	*3	824	*3	1,531	13
Extraordinary losses	*4	8,633	*4	6,752	59

Income before income taxes		587,071		862,152	7,496

Income taxes		151,654		232,354	2,020

Profit		435,417		629,798	5,476

Profit attributable to non-controlling interests		1,487		5,003	44

Profit attributable to owners of parent		¥433,929		¥624,795	$5,433

QUARTERLY CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

	Millions of yen		Millions of U.S. dollars
Nine months ended December 31	2020	2021	2021
Profit	¥435,417	¥629,798	$5,476
Other comprehensive income (losses)	644,783	57,989	504
Net unrealized gains (losses) on other securities	641,402	(44,753)	(389)
Net deferred gains (losses) on hedges	(5,587)	(71,155)	(619)
Foreign currency translation adjustments	(91,191)	166,658	1,449
Remeasurements of defined benefit plans	92,798	(19,492)	(169)
Share of other comprehensive income of affiliates	7,360	26,733	232

Total comprehensive income	1,080,200	687,788	5,980

Comprehensive income attributable to owners of parent	1,077,620	684,272	5,950
Comprehensive income attributable to non-controlling interests	2,580	3,515	31

NOTES TO UNAUDITED QUARTERLY CONSOLIDATED FINANCIAL STATEMENTS

(Basis of presentation)

Sumitomo Mitsui Financial Group, Inc. (“the Company”) was established on December 2, 2002 as a holding company for the SMBC Group (“the Group”) through a statutory share transfer (kabushiki iten) of all of the outstanding equity securities of Sumitomo Mitsui Banking Corporation (“SMBC”) in exchange for the Company’s newly issued securities. The Company is a joint stock corporation with limited liability (Kabushiki Kaisha) incorporated under the Companies Act of Japan. Upon formation of the Company and completion of the statutory share transfer, SMBC became a direct wholly owned subsidiary of the Company.

The Company has prepared the accompanying consolidated financial statements in accordance with the provisions set forth in the Japanese Financial Instruments and Exchange Act and its related accounting regulations, and in conformity with accounting principles generally accepted in Japan (“Japanese GAAP”), which are different in certain respects as to application and disclosure requirements from International Financial Reporting Standards (“IFRS”).

The accounts of overseas subsidiaries and affiliated companies are, in principle, integrated with those of the Company’s accounting policies for purposes of consolidation unless they apply different accounting principles and standards as required under U.S. GAAP or IFRS, in which case a certain limited number of items are adjusted based on their materiality.

These consolidated financial statements are translated from the consolidated financial statements contained in the quarterly securities report filed under the Financial Instruments and Exchange Act of Japan (“FIEA based financial statements”) except for the addition of U.S. dollar figures.

Amounts less than 1 million yen have been rounded down. As a result, the totals in Japanese yen shown in the financial statements do not necessarily agree with the sum of the individual amounts.

The translation of the Japanese yen amounts into U.S. dollars is included solely for the convenience of readers outside Japan, using the prevailing exchange rate at December 31, 2021 which was ¥115.01 to US$1. These translations should not be construed as representations that the Japanese yen amounts have been, could have been, or could in the future be, converted into U.S. dollars at that rate.

(Changes in the scope of consolidation or in the scope of equity method)

(1)	Significant changes in the scope of consolidation

Fullerton India Credit Company Limited was included in the scope of consolidation from the nine months ended December 31, 2021 because of acquisition of stock.

(2)	Significant changes in the scope of equity method

VPBank Finance Company Limited was included in the scope of equity method from the nine months ended December 31, 2021 because of acquisition of stock.

VPBank Finance Company Limited changed the name to VPBank SMBC Finance Company Limited.

(Changes in accounting policies)

Application of Accounting Standard for Revenue Recognition etc.

The Company applied “Accounting Standard for Revenue Recognition” (ASBJ Statement No.29, March 31, 2020) etc. from the beginning of the period for the three months ended June 30, 2021, and has recognized revenue in an amount expected to be earned in exchange for goods or services at the time when controls of the promised goods or services are transferred to customers.

As for the application of Accounting standards for Revenue Recognition etc., in accordance with transitional treatment stipulated in the proviso of Paragraph 84 of “Accounting Standard for Revenue Recognition,” the cumulative effects by the retroactive application of the new accounting policy previous to the beginning of the period for the three months ended June 30, 2021 are adjusted to “Retained earnings” of the beginning of the period for the nine months ended December 31, 2021.

As a result, “Retained earnings” decreased by ¥8,502 million at the beginning of the period for the nine months ended December 31, 2021.

In accordance with the transitional measures set forth in paragraph 28-15 of “Accounting Standard for Quarterly Financial Reporting” (ASBJ Statement No.12, March 31, 2020), information on breakdown of revenues from contracts with customers for the nine months ended December 31, 2020 is not disclosed.

(Applied special accounting methods used for preparing quarterly consolidated financial statements)

Accounting treatment of tax expenses

The Company and certain domestic consolidated subsidiaries calculated tax expenses by multiplying Income before income taxes by an effective tax rate that was reasonably estimated by applying tax effect accounting to estimated Income before income taxes for the fiscal year ending March 31, 2022 including the period for the nine months ended December 31, 2021. Amounts of Income taxes include Income taxes-deferred.

(Additional information)

1. Transition from the consolidated corporate-tax system to the group tax sharing system

Companies are required to shift from the consolidated corporate-tax system to the group tax sharing system from the fiscal year beginning on or after April 1, 2022, in accordance with the “Act for Partial Amendment of the Income Tax Act, etc.” (Act No. 8, 2020) enacted on March 31, 2020. However, the Company and certain consolidated domestic subsidiaries, currently adopting the consolidated corporate-tax system, applied the accounting treatment based on the provisions of the Income Tax Act before the amendment for the nine months ended December 31, 2021, in accordance with the “Practical Solution on the Treatment of Tax Effect Accounting for the Transition from the Consolidated Taxation System to the Group Tax Sharing System” (ASBJ Practical Issue Task Force No. 39, March 31, 2020).

2. Repurchase and cancellation of own shares

On November 12, 2021, the Board of Directors of the Company resolved to repurchase its own shares under Article 8 of its Articles of Incorporation pursuant to Paragraph 1 of Article 459 of the Companies Act and cancel the repurchased shares pursuant to Article 178 of the Companies Act.

(1)	Reason for the Repurchase of Own Shares

The Company will proceed with a flexible repurchase of its own shares in order to enhance shareholder returns and improve capital efficiency.

(2)	Outline of the Repurchase
1)	Type of shares to be repurchased: Common stock
2)	Aggregate number of shares to be repurchased:

Up to 33,000,000 shares (Equivalent to 2.4% of the number of shares issued (excluding treasury stock))

3)	Aggregate amount of shares to be repurchased: Up to JPY100,000,000,000
4)	Repurchase period: From November 15, 2021 to November 11, 2022
5)	Repurchase method:

Market purchases based on a discretionary dealing contract regarding repurchase of its own shares

(3)	Outline of the Cancellation
1)	Type of shares to be cancelled: Common stock
2)	Number of shares to be cancelled: All of shares repurchased as stated in 2 above.
3)	Scheduled cancellation date: December 20, 2022

The Company had not conducted the Repurchase and cancellation pursuant to the resolution of the Board of Directors as of December 31, 2021.

(Notes to quarterly consolidated balance sheets)

*1	Risk-monitored loans

Risk-monitored loans at March 31, 2021 and December 31, 2021 were as follows:

	Millions of yen
	March 31, 2021	December 31, 2021
Bankrupt loans	¥69,452	¥37,215
Non-accrual loans	422,551	625,697
Past due loans (3 months or more)	16,784	15,751
Restructured loans	430,080	366,769

Risk-monitored loans	¥938,868	¥1,045,434

The amounts of loans presented above are the amounts before deduction of reserve for possible loan losses.

*2	Guaranteed amount to privately-placed bonds

The amounts guaranteed by SMBC and its banking subsidiaries to privately-placed bonds (stipulated by Article 2-3 of the Financial Instruments and Exchange Act) in “Securities” at March 31, 2021 and December 31, 2021 were as follows:

	Millions of yen
	March 31, 2021	December 31, 2021
Guaranteed amount to privately-placed bonds	¥1,431,071	¥1,380,431

(Notes to quarterly consolidated statements of income)

*1	Other income

“Other income” for the nine months ended December 31, 2020 and 2021 included the following:

Nine months ended December 31, 2020	Millions of yen	Nine months ended December 31, 2021	Millions of yen
Gains on sales of stocks	¥106,079	Gains on sales of stocks	¥152,024

*2	Other expenses

“Other expenses” for the nine months ended December 31, 2020 and 2021 included the following:

Nine months ended December 31, 2020	Millions of yen	Nine months ended December 31, 2021	Millions of yen
Provision for reserve for possible loan losses	¥139,306	Provision for reserve for possible loan losses	¥98,303
Write-off of loans	90,761	Write-off of loans	67,563
Expenses related to equity derivatives	41,415
Write-off of stocks and others	28,698

*3	Extraordinary gains

“Extraordinary gains” for the nine months ended December 31, 2020 and 2021 were as follows:

Nine months ended December 31, 2020	Millions of yen	Nine months ended December 31, 2021	Millions of yen
Gains on disposal of fixed assets	¥419	Gains on disposal of fixed assets	¥1,531
Gains on step acquisitions	404

*4	Extraordinary losses

“Extraordinary losses” for the nine months ended December 31, 2020 and 2021 included the following:

Nine months ended December 31, 2020	Millions of yen	Nine months ended December 31, 2021	Millions of yen
Losses on impairment of fixed assets	¥7,134	Losses on impairment of fixed assets	¥4,890
Losses on disposal of fixed assets	981	Losses on disposal of fixed assets	1,773

(Notes to quarterly consolidated statements of cash flows)

Quarterly consolidated statements of cash flows are not prepared for the nine months ended December 31, 2021. “Depreciation” (including amortization of intangible fixed assets other than goodwill) and “Amortization of goodwill” for the nine months ended December 31, 2020 and 2021 are as follows:

	Millions of yen
Nine months ended December 31	2020	2021
Depreciation	¥155,994	¥165,260
Amortization of goodwill	14,885	12,543

(Notes to stockholders’ equity)

Dividends paid in the nine months ended December 31, 2020

Date of resolution	Type of shares	Millions of yen, except per share amount
		Cash dividends	Cash dividends per share	Record date	Effective date	Source of dividends
Ordinary General Meeting of Shareholders held on June 26, 2020	Common stock	¥136,952	¥100	March 31, 2020	June 29, 2020	Retained earnings
Meeting of the Board of Directors held on November 13, 2020	Common stock	130,190	95	September 30, 2020	December 3, 2020	Retained earnings

Dividends paid in the nine months ended December 31, 2021

Date of resolution	Type of shares	Millions of yen, except per share amount
		Cash dividends	Cash dividends per share	Record date	Effective date	Source of dividends
Ordinary General Meeting of Shareholders held on June 29, 2021	Common stock	¥130,190	¥95	March 31, 2021	June 30, 2021	Retained earnings
Meeting of the Board of Directors held on November 12, 2021	Common stock	143,936	105	September 30, 2021	December 3,2021	Retained earnings

(Notes to segment and other related information)

[Segment information]

1. Information on profit and loss amount by reportable segment

Nine months ended December 31, 2020	Millions of yen
	Wholesale Business Unit	Retail Business Unit	Global Business Unit	Global Markets Business Unit	Head office account and others	Total
Consolidated gross profit	¥446,900	¥840,300	¥514,400	¥384,800	¥(116,014)	¥2,070,386
Expenses	(223,800)	(673,000)	(273,600)	(61,100)	(47,852)	(1,279,352)
Others	40,300	1,800	19,100	25,600	(67,214)	19,586

Consolidated net business profit	¥263,400	¥169,100	¥259,900	¥349,300	¥(231,080)	¥810,620

Notes:	1.	Figures shown in the parenthesis represent the loss.
	2.	“Others” includes equity in profit and loss of affiliates and cooperated profit and loss based on internal managerial accounting.
	3.	“Head office account and others” includes profit or loss to be eliminated as inter-segment transactions.

Nine months ended December 31, 2021	Millions of yen
	Wholesale Business Unit	Retail Business Unit	Global Business Unit	Global Markets Business Unit	Head office account and others	Total
Consolidated gross profit	¥511,600	¥860,800	¥619,100	¥346,100	¥(155,546)	¥2,182,054
Expenses	(225,300)	(700,400)	(329,900)	(67,200)	(7,690)	(1,330,490)
Others	46,900	1,900	43,900	29,100	(67,731)	54,069

Consolidated net business profit	¥333,200	¥162,300	¥333,100	¥308,000	¥(230,968)	¥905,632

Notes:	1.	Figures shown in the parenthesis represent the loss.
	2.	“Others” includes equity in profit and loss of affiliates and cooperated profit and loss based on internal managerial accounting.
	3.	“Head office account and others” includes profit or loss to be eliminated as inter-segment transactions.

2.	Difference between total amount of consolidated net business profit by reportable segment and ordinary profit on quarterly consolidated statements of income (adjustment of difference)

Nine months ended December 31, 2020	Millions of yen
Consolidated net business profit	¥810,620
Other ordinary income (excluding equity in gains of affiliates)	125,112
Other ordinary expenses	(340,851)

Ordinary profit on quarterly consolidated statements of income	¥594,881

Note:    Figures shown in the parenthesis represent the loss.

Nine months ended December 31, 2021	Millions of yen
Consolidated net business profit	¥905,632
Other ordinary income (excluding equity in gains of affiliates)	183,728
Other ordinary expenses	(221,986)

Ordinary profit on quarterly consolidated statements of income	¥867,373

Note:    Figures shown in the parenthesis represent the loss.

[Related information]

[Information on amortization of goodwill and unamortized balance by reporting segment]

During the nine months ended December 31, 2021, Fullerton India Credit Company Limited and its 1 subsidiary were newly included in the scope of consolidation. As a result, an increase in goodwill of ¥185,916 million was recognized in “Head office account and others.” The amount of goodwill had been calculated on a preliminary basis since allocation of acquisition cost was yet to be completed.

(Notes to financial instruments)

There are no significant matters to be disclosed regarding financial instruments.

(Notes to securities)

The amounts shown in the following tables include negotiable certificates of deposit classified as “Cash and due from banks” and beneficiary claims on loan trust classified as “Monetary claims bought,” in addition to “Securities” stated in the quarterly consolidated balance sheets.

1.    Bonds classified as held-to-maturity

	Millions of yen
March 31, 2021	Consolidated balance sheet amount	Fair value	Net unrealized gains (losses)
Japanese government bonds	¥—	¥—	¥—
Japanese local government bonds	22,300	22,239	(60)
Japanese corporate bonds	—	—	—
Other	—	—	—

Total	¥22,300	¥22,239	¥(60)

Note: The fair values are based on their market prices and others at the end of the fiscal year.
	Millions of yen
December 31, 2021	Quarterly consolidated balance sheet amount	Fair value	Net unrealized gains (losses)
Japanese government bonds	¥—	¥—	¥—
Japanese local government bonds	22,300	22,324	24
Japanese corporate bonds	—	—	—
Other	—	—	—

Total	¥22,300	¥22,324	¥24

Note: The fair values are based on their market prices and others at the end of the period.

2. Other securities

	Millions of yen
March 31, 2021	Acquisition cost	Consolidated balance sheet amount	Net unrealized gains (losses)
Stocks	¥1,294,609	¥3,550,247	¥2,255,637
Bonds	17,647,205	17,655,237	8,032
Japanese government bonds	14,307,684	14,293,610	(14,074)
Japanese local government bonds	733,276	732,622	(654)
Japanese corporate bonds	2,606,244	2,629,005	22,761
Other	14,079,437	14,747,596	668,159

Total	¥33,021,251	¥35,953,082	¥2,931,830

Notes:	1.	Consolidated balance sheet amount is measured at fair value based on its market price and others at the end of the fiscal year.
2.

Net unrealized gains (losses) on other securities shown above include gains of ¥399 million for the fiscal year ended March 31, 2021 that are recognized in the earnings by applying fair value hedge accounting.

	Millions of yen
December 31, 2021	Acquisition cost	Quarterly consolidated balance sheet amount	Net unrealized gains (losses)
Stocks	¥1,233,902	¥3,467,629	¥2,233,727
Bonds	17,335,013	17,340,386	5,373
Japanese government bonds	13,640,010	13,627,015	(12,995)
Japanese local government bonds	1,070,278	1,071,135	856
Japanese corporate bonds	2,624,724	2,642,236	17,511
Other	14,079,590	14,714,087	634,497

Total	¥32,648,506	¥35,522,104	¥2,873,597

Notes:	1.	Quarterly consolidated balance sheet amount is measured at fair value based on its market price and others at the end of the period.
2.

Net unrealized gains (losses) on other securities shown above include losses of ¥1,677 million for the nine months ended December 31, 2021 that are recognized in the earnings by applying fair value hedge accounting.

3.    Write-down of securities

Bonds classified as held-to-maturity and other securities (excluding other securities whose quarterly consolidated balance sheet amounts are not measured at fair value) are considered as impaired if the fair value decreases materially below the acquisition cost and such decline is not considered as recoverable. The fair value is recognized as the quarterly consolidated balance sheet amount (consolidated balance sheet amount) and the amount of write-down is accounted for as valuation loss for the period. Valuation losses for the fiscal year ended March 31, 2021 and for the nine months ended December 31, 2021 were ¥8,480 million and ¥3,579 million, respectively. The rule for determining “material decline” is as follows and is based on the classification of issuers under the rules of self-assessment of assets.

Bankrupt/Effectively bankrupt/Potentially bankrupt issuers:	Fair value is lower than acquisition cost.
Issuers requiring caution:	Fair value is 30% or lower than acquisition cost.
Normal issuers:	Fair value is 50% or lower than acquisition cost.

Bankrupt issuers: Issuers that are legally bankrupt or formally declared bankrupt.

Effectively bankrupt issuers: Issuers that are not legally bankrupt but regarded as substantially bankrupt.

Potentially bankrupt issuers: Issuers that are not bankrupt now, but are perceived to have a high risk of falling into bankruptcy.

Issuers requiring caution: Issuers that are identified for close monitoring.

Normal issuers: Issuers other than the above 4 categories of issuers.

(Notes to money held in trust)

1.	Money held in trust classified as held-to-maturity

Fiscal year ended March 31, 2021

There are no corresponding transactions.

Nine months ended December 31, 2021

There are no corresponding transactions.

2.	Other money held in trust (Other than trading and held to maturity)

	Millions of yen
March 31, 2021	Acquisition cost	Consolidated balance sheet amount	Net unrealized gains (losses)
Other money held in trust	¥309	¥309	¥—

Note:    Consolidated balance sheet amount is measured at fair value based on its market price and others at the end of the fiscal year.

	Millions of yen
December 31, 2021	Acquisition cost	Quarterly consolidated balance sheet amount	Net unrealized gains (losses)
Other money held in trust	¥310	¥310	¥—

Note:    Quarterly consolidated balance sheet amount is measured at fair value based on its market price and others at the end of the period.

(Notes to derivative transactions)

(1)	Interest rate derivatives

	Millions of yen
March 31, 2021	Contract amount	Fair Value	Valuation gains (losses)
Listed
Interest rate futures	¥25,888,051	¥(399)	¥(399)
Interest rate options	186,354,379	24,132	24,132
Over-the-counter
Forward rate agreements	110,232,727	(3)	(3)
Interest rate swaps	468,245,252	236,177	236,177
Interest rate swaptions	12,923,702	(5,569)	(5,569)
Caps	78,116,759	(30,248)	(30,248)
Floors	6,387,606	1,437	1,437
Other	7,937,112	49,813	49,813

Total	/	¥275,340	¥275,340

Note:	The above transactions are valued at fair value and the valuation gains (losses) are accounted for in the consolidated statements of income.
Derivative transactions to which the hedge accounting method is applied are not included in the table above.

	Millions of yen
December 31, 2021	Contract amount	Fair Value	Valuation gains (losses)
Listed
Interest rate futures	¥24,856,501	¥(85)	¥(85)
Interest rate options	257,411,816	59,185	59,185
Over-the-counter
Forward rate agreements	7,442,766	9	9
Interest rate swaps	552,427,741	166,903	166,903
Interest rate swaptions	19,532,475	7,229	7,229
Caps	97,333,397	(81,675)	(81,675)
Floors	6,689,584	6,789	6,789
Other	11,121,298	40,954	40,954

Total	/	¥199,311	¥199,311

Note:	The above transactions are valued at fair value and the valuation gains (losses) are accounted for in the quarterly consolidated statements of income.
Derivative transactions to which the hedge accounting method is applied are not included in the table above.

(2)	Currency derivatives

	Millions of yen
March 31, 2021	Contract amount	Fair value	Valuation gains (losses)
Listed
Currency futures	¥8,068	¥93	¥93
Over-the-counter
Currency swaps	76,626,201	(78,194)	161,586
Currency swaptions	590,391	(375)	(375)
Forward foreign exchange	77,285,120	134,477	134,477
Currency options	5,349,872	(2,957)	(2,957)

Total	/	¥53,043	¥292,824

Note:

The above transactions are valued at fair value and the valuation gains (losses) are accounted for in the consolidated statements of income.

Derivative transactions to which the hedge accounting method is applied are not included in the table above. In addition, transactions related to financial assets and liabilities denominated in foreign currencies and recognized in the consolidated balance sheets, or transactions related to financial assets and liabilities denominated in foreign currencies which have been eliminated in the consolidation are not included in the above table.

	Millions of yen
December 31, 2021	Contract amount	Fair value	Valuation gains (losses)
Listed
Currency futures	¥10,152	¥(166)	¥(166)
Over-the-counter
Currency swaps	81,991,384	262,994	149,342
Currency swaptions	653,187	181	181
Forward foreign exchange	81,446,381	(51,115)	(51,115)
Currency options	5,588,213	(12,003)	(12,003)

Total	/	¥199,889	¥86,237

Note:

The above transactions are valued at fair value and the valuation gains (losses) are accounted for in the quarterly consolidated statements of income.

Derivative transactions to which the hedge accounting method is applied are not included in the table above. In addition, transactions related to financial assets and liabilities denominated in foreign currencies and recognized in the quarterly consolidated balance sheets, or transactions related to financial assets and liabilities denominated in foreign currencies which have been eliminated in the consolidation are not included in the above table.

(3)	Equity derivatives

	Millions of yen
March 31, 2021	Contract amount	Fair value	Valuation gains (losses)
Listed
Equity price index futures	¥1,608,787	¥4,413	¥4,413
Equity price index options	950,757	(35,025)	(35,025)
Over-the-counter
Equity options	158,739	12,997	12,997
Equity index forward contracts	3,574	98	98
Equity index swaps	280,436	11,472	11,472

Total	/	¥(6,043)	¥(6,043)

Note:

The above transactions are valued at fair value and the valuation gains (losses) are accounted for in the consolidated statements of income.

Derivative transactions to which the hedge accounting method is applied are not included in the table above.

	Millions of yen
December 31, 2021	Contract amount	Fair value	Valuation gains (losses)
Listed
Equity price index futures	¥1,558,784	¥(1,678)	¥(1,678)
Equity price index options	1,245,924	(48,645)	(48,645)
Over-the-counter
Equity options	262,877	18,891	18,891
Equity index forward contracts	1,038	(4)	(4)
Equity index swaps	336,089	26,155	26,155

Total	/	¥(5,282)	¥(5,282)

Note:

The above transactions are valued at fair value and the valuation gains (losses) are accounted for in the quarterly consolidated statements of income.

Derivative transactions to which the hedge accounting method is applied are not included in the table above.

(4)	Bond derivatives

	Millions of yen
March 31, 2021	Contract amount	Fair value	Valuation gains (losses)
Listed
Bond futures	¥2,944,735	¥536	¥536
Bond futures options	70,891	(52)	(52)
Over-the-counter
Bond forward contracts	103	3	3
Bond options	226,347	15	15

Total	/	¥503	¥503

Note:

The above transactions are valued at fair value and the valuation gains (losses) are accounted for in the consolidated statements of income.

Derivative transactions to which the hedge accounting method is applied are not included in the table above.

	Millions of yen
December 31, 2021	Contract amount	Fair value	Valuation gains (losses)
Listed
Bond futures	¥7,973,704	¥1,693	¥1,693
Bond futures options	50,814	0	0
Over-the-counter
Bond forward contracts	—	—	—
Bond options	178,299	223	223

Total	/	¥1,917	¥1,917

Note:

The above transactions are valued at fair value and the valuation gains (losses) are accounted for in the quarterly consolidated statements of income.

Derivative transactions to which the hedge accounting method is applied are not included in the table above.

(5)	Commodity derivatives

	Millions of yen
March 31, 2021	Contract amount	Fair value	Valuation gains (losses)
Listed
Commodity futures	¥30,916	¥532	¥532
Over-the-counter
Commodity swaps	76,264	1,973	1,973
Commodity options	2,484	(486)	(486)

Total	/	¥2,019	¥2,019

Notes:	1.	The above transactions are valued at fair value and the valuation gains (losses) are accounted for in the consolidated statements of income.
		Derivative transactions to which the hedge accounting method is applied are not included in the table above.
	2.	Underlying assets of commodity derivatives are fuels and metals.

	Millions of yen
December 31, 2021	Contract amount	Fair value	Valuation gains (losses)
Listed
Commodity futures	¥15,662	¥407	¥407
Over-the-counter
Commodity swaps	72,797	1,346	1,346
Commodity options	3,462	(442)	(442)

Total	/	¥1,312	¥1,312

Notes:	1.	The above transactions are valued at fair value and the valuation gains (losses) are accounted for in the quarterly consolidated statements of income.
		Derivative transactions to which the hedge accounting method is applied are not included in the table above.
	2.	Underlying assets of commodity derivatives are fuels and metals.

(6)	Credit derivative transactions

	Millions of yen
March 31, 2021	Contract amount	Fair value	Valuation gains (losses)
Over-the-counter
Credit default options	¥2,774,559	¥(5,716)	¥(5,716)

Total	/	¥(5,716)	¥(5,716)

Note:	The above transactions are valued at fair value and the valuation gains (losses) are accounted for in the consolidated statements of income.
Derivative transactions to which the hedge accounting method is applied are not included in the table above.

	Millions of yen
December 31, 2021	Contract amount	Fair value	Valuation gains (losses)
Over-the-counter
Credit default options	¥2,649,246	¥(4,045)	¥(4,045)

Total	/	¥(4,045)	¥(4,045)

Note:	The above transactions are valued at fair value and the valuation gains (losses) are accounted for in the quarterly consolidated statements of income.
Derivative transactions to which the hedge accounting method is applied are not included in the table above.

(Business combination)

<Business combination through acquisition>

Fullerton India Credit Company Limited became a consolidated subsidiary of the Company

On November 30, 2021, the Company acquired partial shares of Fullerton India Credit Company Limited (“FICC”) based on the agreement concluded on July 6, 2021 among the Company, Fullerton Financial Holdings Pte. Ltd. and Angelica Investments Pte. Ltd. As a result, FICC and its 1 subsidiary became consolidated subsidiaries of the Company.

1. Outline of the business combination

(1)	Name of the acquired company and its business

Name: Fullerton India Credit Company Limited

Business: Finance-related business

(2)	Main reasons for the business combination

By investing in FICC, which has a strong pan-India distribution network with more than 650 branches and offers unsecured loans and loans against property to mainly SMEs, the self-employed, and mass market customers, the Company will gain a retail finance platform in India, which is essential for the expansion of its Asia franchise.

(3)	Date of the business combination

November 30, 2021

(4)	Legal form of the business combination

Acquisition of stock

(5)	Name of the entity after the business combination

Sumitomo Mitsui Financial Group, Inc.

(6)	The ratio of acquired voting rights

74.90%

(7)	Grounds for deciding on the acquiring company

The Company owns a majority of the voting rights of FICC

2. Period of the acquired company’s financial result included in the consolidated statements of income of the Company

The financial result of the acquired company is not included in the consolidated statements of income for the nine months ended December 31, 2021, because December 31, 2021 is the deemed acquisition date.

3. Acquisition cost and consideration of the acquired company

Consideration for the acquisition (cash): ¥230,314 million

Acquisition cost of the acquired company: ¥230,314 million

4. Amount of goodwill, reason for recognizing goodwill, amortization method and the period

(1)	Amount of goodwill

¥185,916 million

The amount was calculated on a preliminary basis

(2)	Reason for recognizing goodwill

The Company accounted for the difference between the acquisition cost and the fair value of the net assets corresponding to equity on the date of the business combination as goodwill.

(3)	Amortization method and the period

Goodwill is amortized using the straight-line method over 15 years.

(Revenue Recognition)

Information on breakdown of revenues from contracts with customers.

Nine months ended December 31	Millions of yen
2021
Ordinary income	¥2,995,751
Fees and commissions	1,038,336
Deposits and loans	139,448
Remittances and transfers	106,576
Securities-related business	135,417
Agency	6,787
Safe deposits	3,969
Guarantees	60,652
Credit card business	247,583
Investment trusts	140,761
Others	197,141

Note:

Fees and commissions obtained through Deposits and loans principally arise in the Wholesale Business Unit and the Global Business Unit, Remittances and transfers principally arise in the Wholesale Business Unit, the Retail Business Unit, and the Global Business Unit, Securities-related business principally arise in the Wholesale Business Unit, the Retail Business Unit, and the Global Business Unit, Credit card business principally arise in the Retail Business Unit, and Investment trusts principally arise in the Retail Business Unit and Head office account and others. Income based on “Accounting Standard for Financial Instrument” (ASBJ Statement No. 10) is also included in the table above.

(Per share data)

Earnings per share, earnings per share (diluted) and each calculation method are as follows:

Nine months ended December 31	Millions of yen, except per share data and number of shares
	2020	2021
(i) Earnings per share	¥316.70	¥455.82
[The calculation method]
Profit attributable to owners of parent	433,929	624,795
Amount not attributable to common stockholders	—	—
Profit attributable to owners of parent concerning common stock	433,929	624,795
Average number of common stock during the period (in thousands)	1,370,141	1,370,711
(ii) Earnings per share (diluted)	¥316.55	¥455.62
[The calculation method]
Adjustment for profit attributable to owners of parent	—	—
Adjustment of dilutive shares issued by consolidated subsidiaries and equity method affiliates	—	—
Increase in the number of common stock (in thousands)	665	602
Stock acquisition rights (in thousands)	665	602
Outline of dilutive shares which were not included in the calculation of “Earnings Per Share (diluted)” because they do not have dilutive effect and have significant changes from the fiscal year ended March 31, 2021 :	—	—

(Significant Subsequent Events)

There are no significant subsequent events to be disclosed.

(Others)

Interim dividends (dividends from surplus under Article 454, Paragraph 5 of the Companies Act)

The meeting of Board of Directors held on November 12, 2021 resolved interim dividends for the fiscal year ending March 31, 2022 as shown below:

Total amount of interim dividends	¥143,936 million
Interim dividends per share	¥105
Effective date and payment start date	December 3, 2021